EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

	T 604.682.3701	Suite 400, 455 Granville Street	ir@avino.com
	F 604.682.3600	Vancouver, BC V6C 1T1	www.avino.com

April 29, 2011

TSX-V: ASM
U.S. OTC BB: ASGMF
Berlin & FSE: GV6

AVINO SAMPLES 2.10M of 536 g/t AG, 1.692 g/t AU AT SAN GONZALO

Avino Silver and Gold Mines Ltd. (Avino) provides the following update on progress at the San Gonzalo and Guadalupe deposits at the Avino property, located 82 Km North East of Durango, Mexico.

As expected (please see April 6, 2011 News Release), milling of the 10,000 tonne San Gonzalo bulk sample was completed April 2.  Avino is now evaluating results of the bulk sampling program; Wardrop, A Tetra Tech Company (Wardrop) will review these results and make proposals for entering commercial production.  As released April 6, two hundred tonnes of bulk concentrate from the bulk sample have been shipped to MRI.  A further approximate 4,000 tonnes have been mined from San Gonzalo; milling of which should be completed by May 7.  At present, approximately 270 tonnes of concentrate is stockpiled.  Once milling of the current San Gonzalo ore is completed, the mill will process 17,000 tonnes of stockpiled copper, gold and silver ore from the main Avino vein.

Wardrop mining engineers visited San Gonzalo underground workings in late March.  Wardrop has recommended development by a 12% ramp (decline) in the foot wall approximately 40m from and parallel with the San Gonzalo vein. The vein can then be drilled in detail by close spaced underground drilling from cross cuts off the ramp. This will permit stope design.  Wardrop’s engineers feel that the planned production of 250 tonnes per day is achievable and requires three active stopes at all times.

In order to provide electricity for underground drilling and improve ventilation, Avino has decided to build the approximately 2Km of power line required from the mill to San Gonzalo.  In the interim, electric power will be obtained from rented Gen Sets.

Continuous progress of Avino’s regional drilling program has been achieved. The initial 11 holes were drilled at the South East end of San Gonzalo to guide in planning a new stope, 2-200, which is now being developed to the east of stope 2-140 between the 2260m and 2306m levels (for results of initial holes SG-11-01,02,03 please see February 18, 2011 News Release).  Some of the recent holes were located to define the South eastern end of the vein system and intersected narrow or low values. Those with better grade intersections, and the 7 holes drilled in 2008, will be incorporated into a new block model and resource estimate that Wardrop will create for the San Gonzalo deposit.

Mining of the new stope has progressed rapidly and two sets of back (ie roof) sample results have been received from Inspectorate Labs.  Location of these sample sets can be seen in a long section on Avino’s website.

Assay Values (ppm)
		Width	Gold	Silver	Lead	Zinc	Copper
Line 2		1.15	0.977	423	1137	3928	509
Line 3		1.50	0.513	333	1471	4066	767
Line 4		1.40	0.828	402	1340	1931	522
	Average	1.35	0.754	383	1331	3289	609

Line 5		1.50	0.459	176	2612	2889	392
Line 6		1.00	0.219	91	3786	4630	513
Line 7		1.25	0.679	223	737	1341	131
Line 8		1.85	1.301	178	1188	1316	240
Line 9		1.80	0.904	274	2204	774	230
Line 10		2.35	1.551	392	2819	1238	397
	Average	1.63	0.968	244	2197	1782	313

II Line 1		2.60	0.778	165	1261	1483	135
II Line 2		2.00	0.518	238	1635	1830	222

II Line 3		2.10	1.692	536	2566	2875	276
Includes Sample 158328		0.5	3.156	1151.6	3914	6096	540

II Line 4		1.80	1.841	397	1051	601	374
Includes Sample 158332		0.6	3.384	761.2	2310	886	725

II Line 5		2.50	0.546	191	692	1981	356
	Average	2.20	1.026	293	1415	1780	267

The San Gonzalo vein in the new stope 2-200 shows strong values of gold, silver, lead and zinc over mineable widths.  These support the assays from the adjoining raise (L1 through L19) taken in meter intervals over a 19 meter length.  The \average width was 1.23m, 2.071 g/t gold, 381 g/t silver, 5349 ppm lead, 1182 ppm zinc.

From March 22 – 28, the Avino regional program drilled 5 holes on the Guadalupe vein (for locations please see website).  These holes explored higher grade areas along the Guadalupe structure which had been identified by previous surface sampling programs and a coincident IP chargeability anomaly.  Results from the first two holes are as follows:

Hole#	Bearing	Dip	From (m)	To (m)	Down Hole Intersection (m)	Gold (g/t)	Silver (g/t)	Copper (ppm)	Lead (ppm)	Zinc (ppm)
GPE-11-01	205	45	54.80	55.40	1.10	0.167	44.25	13700
GPE 11-02	207	43	52.40	56.00	3.10	0.80	47.70	2372	2959	1435

While these values are probably not “ore grade,” the style of principal vein mineralization surrounded by a stock work of veinlets and the presence of significant copper values indicates that the Guadalupe structure has similarities to the main Avino vein that was mined by the company between 1976 and 2001. Avino is planning further drill holes at Guadalupe. The stock work nature of the mineralization at shallow depths (less than vertical 40 meters) indicates that open pit mining could be possible at Guadalupe as it was at the main Avino Vein (open pit production 1976-1992).

Founded in 1968, Avino has established a long record of mining and exploration in Mexico. The Company's focus is to bring the property to production. Avino remains well funded.

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.